UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

BBQ HOLDINGS, INC.

(Name of Subject Company)

BBQ HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05551A109

(CUSIP Number of Class of Securities)

Jeffery Crivello

Chief Executive Officer

BBQ HOLDINGS, INC.

12701 Whitewater Drive, Suite 100

Minnetonka, Minnesota 55343

(952) 294-1300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Shai Kalansky	W. Todd Carlisle
Steven G. Rowles	David W. Drum
Morrison & Foerster LLP	Dentons Sirote PC
12531 High Bluff Drive, Suite 100	2311 Highland Avenue South
San Diego, California 92130	Birmingham, AL 35205
(858) 720-5100	(205) 930-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BBQ Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on August 24, 2022 (as amended, modified, and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grill Merger Sub, Inc., a Minnesota corporation and wholly owned subsidiary of MTY Franchising USA, Inc., a Tennessee corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price equal to $17.25 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022, and in the related Letter of Transmittal, in each case, as may be amended, modified, or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

“Litigation Related to the Transactions.

On August 24, 2022, Shiva Stein, a purported shareholder, filed a lawsuit alleging violations of Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the proposed Offer and related transactions in the United States District Court in the Southern District of New York. The complaint is captioned Stein v. BBQ Holdings, Inc., et al., case number 1:22-cv-7206. The complaint alleges, among other things, that the Company and the Board violated Sections 14(e), 14(d) and 20(a) of the Exchange Act by causing a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 to be filed with the United States Securities and Exchange Commission and disseminated to shareholders of the Company. As relief, the complaint seeks, among other things, (i) to enjoin the Company from taking any steps to consummate the proposed transaction unless and until certain material information, as requested in the complaint, is disclosed, (ii) rescission of the Merger Agreement, a copy of which is attached as Exhibit (e)(1), or grant of rescissory damages, (iii) an accounting of damages caused by such purported wrongdoing, (iv) awarding of costs and disbursements related to the action, and (v) other and further equitable relief as the court may deem proper. The defendants believe that the complaint lacks merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 29, 2022

BBQ HOLDINGS, INC.

By:	/s/ Jeffery Crivello
Jeffery Crivello
Its:	Chief Executive Officer

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